1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2015

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: February 10, 2015	By	/s/ Lora Ho

Lora Ho

Senior Vice President & Chief Financial Officer

TSMC January 2015 Revenue Report

Hsinchu, Taiwan, R.O.C. – Feb. 10, 2015 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net revenues for January 2015: On a consolidated basis, revenues for January 2015 were approximately NT$87.12 billion, an increase of 25.3 percent from December 2014 and an increase of 69.4 percent over January 2014.

TSMC January Revenue Report (Consolidated):

				(Unit: NT$ million)
Period	January 2015	December 2014	M-o-M Increase (Decrease) %	January 2014	Y-o-Y Increase (Decrease) %
Net Revenues	87,120	69,510	25.3	51,430	69.4

TSMC Spokesperson: Lora Ho Senior VP & CFO Tel: 886-3-505-4602	TSMC Acting Spokesperson: Elizabeth Sun Director Corporate Communication Division Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com	For Further Information: Michael Kramer Project Manager PR Department Tel: 886-3-563-6688 Ext. 7125031 Mobile: 886-988-931352 E-Mail: pdkramer@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

February 10, 2015

This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of January 2015.

1.	Sales volume (in NT$ thousands)

Period	Items	2015	2014
Jan.	Net sales	87,120,068	51,429,993

2.	Funds lent to other parties (in NT$ thousands)

Lending Company	Limit of lending	Amount Drawn
		Bal. as of period end
TSMC Partners*	47,075,624	5,695,678

*	Borrowers include TSMC Solar and TSMC Solid State Lighting, which are both TSMC’s subsidiaries.

3.	Endorsements and guarantees (in NT$ thousands):

Guarantor	Limit of guarantee	Amount
		Bal. as of period end
TSMC*	239,104,902	49,958,296

*	The guarantees were provided to TSMC Global and TSMC North America, which are both wholly-owned subsidiaries of TSMC.

4.	Financial derivative transactions (in NT$ thousands)

For assets / liabilities denominated in foreign currencies.

•	TSMC

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	29,695,022	16,181,195
	Mark to Market Profit/Loss	265,832	42,212
	Unrealized Profit/Loss	345,705	304,783
Expired Contracts	Notional Amount	18,439,150	45,974,755
	Realized Profit/Loss	(116,460)	(669,047)
Equity price linked product (Y/N)		N	N

•	TSMC China

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	5,875,960	—
	Mark to Market Profit/Loss	(5,252)	—
	Unrealized Profit/Loss	(20,292)	—
Expired Contracts	Notional Amount	6,154,431	—
	Realized Profit/Loss	(3,900)	—
Equity price linked product (Y/N)		N	—

•	TSMC Solar

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	1,854,381	2,569,193
	Mark to Market Profit/Loss	(3,334)	(12,762)
	Unrealized Profit/Loss	(14,670)	(34,654)
Expired Contracts	Notional Amount	1,829,854	2,511,905
	Realized Profit/Loss	7,773	159
Equity price linked product (Y/N)		N	N

•	TSMC Solid State Lighting

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	—	—
	Mark to Market Profit/Loss	—	—
	Unrealized Profit/Loss	(1,110)	(6,810)
Expired Contracts	Notional Amount	112,853	602,288
	Realized Profit/Loss	1,696	13,081
Equity price linked product (Y/N)		N	N

•	TSMC Global

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	52,748,081	—
	Mark to Market Profit/Loss	(13,914,931)	—
	Unrealized Profit/Loss	2,372,933	—
Expired Contracts	Notional Amount	—	—
	Realized Profit/Loss	—	—
Equity price linked product (Y/N)		Y	—